UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

 ___________________________________________________________________________

Application of Unitil Corporation       )
                                        )       CERTIFICATE PURSUANT TO
and its Subsidiaries on Form U-1        )       RULE 24 UNDER THE PUBLIC
                                        )       UTILITY HOLDING COMPANY
(File No. 70-8074)                      )       ACT OF 1935
____________________________________________________________________________

	Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Unitil Corporation, on behalf of itself and its subsidiary, Unitil Resources, Inc. hereby files the attached quarterly report as required by the Securities and Exchange Commission's order approving the formation of a subsidiary company to provide consulting services to non affiliates (HCAR No. 25816; File No. 70-8074; May 24, 1993), its order approving the provision by that subsidiary of additional services including energy marketing and energy management services (HCAR No. 26487; File No. 70-8773; May 31, 1996), and its supplemental order authorizing expansion of retail energy marketing activities by that subsidiary (HCAR No. 26650; File No. 70-8773; January 21, 1997).

Exhibits
Exhibit A -	Description of the various consulting, energy marketing,
                energy management and other activities undertaken by Unitil
                Resources, Inc.

Exhibit B -	Statement of the amount of funds invested by Unitil in
                Unitil Resources, Inc.

Exhibit C -	Description of staffing.

Exhibit D -	Description of the intellectual property.

Exhibit E -	Statement of energy marketing expenses incurred by Unitil
                Resources, Inc.

Exhibit F -	Statement of energy sales.

Exhibit G -	Financial Statements.


                                                                   EXHIBIT A
                                                                  Page 1 of 1


Description of Various Consulting, Energy Marketing, Energy Management and
            Other Activities Undertaken by Unitil Resources Inc.:


	Staff providing services under the activities listed below (unless otherwise indicated) are located at Unitil Service Corp. (Unitil Service), 6 Liberty Lane West, Hampton, NH 03842-1720, where most client work is performed. From time to time staff visit other locations, predominately in New England, representing client interests.

Consulting Services

A. Kingston-Warren Corporation Consulting. An agreement was signed as of December 30, 1994 between Unitil Resources and Kingston-Warren Corporation (K-W) under which Unitil Resources will assist K-W in the conduct of studies relating to alternatives to K-W's current retail power supply arrangements. No charges have been assessed to date on this contract.

B. Bangor Hydro Electric Consulting. During March 1997, Unitil Resources performed consulting work for Bangor Hydro Electric Company, which included furnishing a complete set of electronic Construction Standards in portable document format, suitable for electronic distribution and publishing over the Internet. Charges of $6,200 were assessed on this contract.

C. Sale of Survey Information. During the first quarter of 1997, Unitil Resources, in partnership with The Delahaye Group (a New Hampshire-based market research firm), began to market and sell a report analyzing the New Hampshire Pilot Program, and which provided the results of a survey completed in late 1996 of Pilot Program participants. The two entities are equally dividing the revenues from the sale of these reports, which are priced at $5,000. To date, Unitil Resources has received $5,000 in revenues from the sale of two reports.


Energy Marketing Activities

A. New Hampshire Pilot Program. As of July 1, 1996, Unitil Resources became eligible to begin marketing electricity at retail to statewide participants in the New Hampshire Pilot Program. This 24-month program allows 3% of all electric customers in the State of New Hampshire to purchase electricity from the supplier of their choice. Revenues generated from this activity during the first quarter of 1997 and for the year-to-date were $123,267.


Energy Management Services

No contracts/activities to date.







                                                                     EXHIBIT B


Statement of the Amount of Funds Invested by Unitil Corporation in Unitil Resources, Inc.:



	The initial investment in Unitil Resources, Inc. was $10,000. There has been no further investment.





















                                                                    EXHIBIT C


Description of Staffing:


	Staff involved in providing service to Unitil Resources, Inc. (Unitil Resources) are located at Unitil Service Corp. (Unitil Service). Service is provided to Unitil Resources pursuant to a service agreement between Unitil Service and Unitil Resources dated July 1, 1993. Services provided by Unitil Service during the first quarter of 1997 included regulatory, finance, accounting, marketing, energy management and administrative services and ranged in number from thirteen to seventeen employees on a part-time basis each month. Services provided by Unitil Service cumulatively to date included the same categories and ranged in number from thirteen to seventy-four employees on a part-time basis each month. The following are the percentages of Unitil Service time that were expended on Unitil Resources activities in the first quarter of 1997 and cumulatively to date:



                    Consulting     Energy              Energy
                    & Other        Marketing           Mgmt.            Total

First
Quarter             0.04%           0.83%               0.00%           0.87%

Second
Quarter             0.00%           0.00%               0.00%           0.00%

Third
Quarter             0.00%           0.00%               0.00%           0.00%

Fourth
Quarter             0.00%           0.00%               0.00%           0.00%


Year
To Date             0.04%           0.83%               0.00%           0.87%









                                                                    EXHIBIT D


Description of the Intellectual Property:


	No intellectual property was purchased or received during the quarter.






                                                                     EXHIBIT E

Statement of Energy Marketing Expenses:





                                         Quarter Ended           Year-To-Date
                                         March 31, 1997          Period

Retail Energy Marketing Expenses             ($1,884)                ($1,884)
Wholesale Energy Marketing Expenses             --                       --

Total Energy Marketing Expenses              ($1,884)                ($1,884)







                                                                    EXHIBIT F

Statement of Energy Sales:


                                  Kilowatt Hour Sales           Year to Date
                                   for Quarter Ended       Kilowatt Hour Sales
                                    March 31, 1997

Retail Energy Marketing
     Residential                       3,327,060                  3,327,060
     Commercial                          205,000                    205,000
     Industrial                          392,650                    392,650

  Total Retail Energy Marketing        3,924,710                  3,924,710

Wholesale Energy Marketing                   --                         --

Total Energy Marketing                 3,924,710                  3,924,710










                                                                    EXHIBIT G
                                                                   Page 1 of 5

                           Unitil Resources, Inc.
               (A Wholly-owned Subsidiary of Unitil Corporation)

                           STATEMENTS OF EARNINGS
                                (UNAUDITED)
                                                          Three Months Ended
                                                                March 31,
                                                          1997           1996

Revenues:
  Service Revenues                                       $5,000        $15,785
  Electric Revenues                                     123,267            --
     Total Revenues                                     128,267         15,785

Operating Expenses:
   Purchased Power                                      117,464            --
   Administrative and General                            28,874         13,282
      Total Operating Expenses                          146,338         13,282
 Operating Income                                       (18,071)         2,503

 Nonoperating Income                                       (153)         5,200

Earning Before Income Taxes                             (18,224)         7,703
Income Taxes:
   Federal                                               (5,762)         2,436
   State                                                 (1,276)           539
      Total Income Taxes                                 (7,038)         2,975

Net Income                                             ($11,186)        $4,728



                                                                     Exhibit G
                                                                   Page 2 of 5

                            Unitil Resources, Inc.
               (A Wholly-owned Subsidiary of Unitil Corporation)

                                BALANCE SHEETS
                                 (UNAUDITED)

                                            March 31,              December 31
ASSETS:                                1997            1996            1996

Current Assets:
   Cash                               $29,487         $369,987         $ 2,491
   Accounts Receivable                 78,125                0          71,604
   Unbilled and Accrued Revenue        60,766              358          39,623
      Total Current Assets            168,378          370,345         113,718

Deferred Debits                          --                --              --

Total Assets                         $168,378         $370,345        $113,718

LIABILITIES AND
  STOCKHOLDERS EQUITY:

Current Liabilities:
   Accounts Payable                  $102,861             $757        $102,806
   Notes Payable                      103,045                0               0
   Taxes Accrued & Other              (81,461)          21,164         (44,206)
      Total Current Liabilities       124,445           21,921          58,600

Stockholder's Equity:
   Common Stock, $1.00 par value
      Authorized - 10,000 shares
      Outstanding - 10,000 shares         100              100             100
   Premium on Common Stock              9,900            9,900           9,900
   Retained Earnings                   33,933          338,424          45,118
      Total Stockholder's Equity       43,933          348,424          55,118

Total Liabilities and Equity         $168,378         $370,345        $113,718





                                                                     Exhibit G
                                                                   Page 3 of 5

                             Unitil Resources, Inc.
                 (A Wholly-owned Subsidiary of Unitil Corporation)

                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                   For the Three Months Ended
                                                           March 31,
                                                       1997            1996
Net Cash Flow from Operating Activities:
  Net Income                                        $(11,186)           $4,728


  Change in Assets and Liabilities
   (Increase) Decrease in:
     Accounts Receivable                              (6,521)              258
     Unbilled and Accrued Revenue                    (21,143)            3,823
     Deferred Debits                                       0                 0
   Increase (Decrease) in:
     Accounts Payable                                     55           (50,105)
     Notes Payable                                   103,045                 0
     Taxes Accrued & Other                           (37,254)             (498)
Net Cash Provided by Operating Activities             26,996           (41,794)


Net  Increase in Cash                                 26,996           (41,794)
Cash at beginning of year                              2,491           411,781
Cash at March 31,                                    $29,487          $369,987



                                                                    Exhibit G
                                                                   Page 4 of 5

                           Unitil Resources, Inc.
               (A Wholly-owned Subsidiary of Unitil Corporation)

                          STATEMENTS OF CASH FLOWS
                                (UNAUDITED)

                  For the Three Months Ended March 31, 1997


                                                   Other
                                        Electric   Energy      Energy
                            Consulting  Power      Commodity   Mgmt.
                            & Other     Marketing  Sales       Services Total

Net Cash Flow from
    Operating Activities:
  Net Income                           $(11,186)                     $(11,186)

Change in Assets
   and Liabilities
   (Increase) Decrease in:
     Accounts Receivable                 (6,521)                       (6,521)
     Unbilled and
        Accrued Revenue                 (21,143)                      (21,143)
   Increase (Decrease) in:
     Accounts Payable                        55                            55
   Notes Payable                        103,045                       103,045
     Taxes Accrued & Other              (37,254)                      (37,254)
Net Cash Provided
    by Operating Activities              26,996                        26,996


Net  Increase in Cash                                                  26,996
Cash at beginning of year                                               2,491
Cash at March 31,                                                     $29,487





                                                                    Exhibit G
                                                                   Page 5 of 5

                             Unitil Resources, Inc.
              (A Wholly-owned Subsidiary of Unitil Corporation)

                       STATEMENTS OF RETAINED EARNINGS
                                (UNAUDITED)


                                                    For the Three Months Ended
                                                             March 31,
                                                        1997             1996

Retained Earnings, Beginning of Period                $45,119         $333,696

Net Income                                            (11,186)           4,728

Retained Earnings, End of Period                      $33,933         $338,424



                                  SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

                                             Unitil Resources, Inc.


                                         By:    /s/  Gail A. Siart
                                                 Gail A. Siart
                                                   Treasurer

Dated:  May 29, 1997